Filed by Standard Commercial Corporation Pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Standard Commercial Corporation

Commission File No.: 001-09875

MANAGER TALKING POINTS FOR DISCUSSIONS WITH EMPLOYEES

Employees who report to you will likely have many questions about our merger with DIMON. We are still very early in this process, and many specific questions at this time may not yet be answerable. When we have updated information, we will be sure that you are briefed accordingly. In the meantime, the following script should serve as a guideline for how to approach discussions with employees regarding our merger. You should also feel free to refer employees to the press release announcing our merger, the Employee FAQs, and the letter to employees from Pete Harrison.

PLEASE NOTE: If there are questions you cannot answer, please do NOT guess or assume answers – Instead, please offer to take down the question and go to your next level of management.

•	Very early this morning our company announced that we will be merging with DIMON to form a new company. DIMON will give three shares of its stock for each share of our stock, which at last Friday’s prices would equal $18.66 for each share of our stock and create for Standard Commercial Corporation an enterprise value of approximately $670 million.

•	This is an important new development for Standard, so I wanted to take some time to give you a brief overview.

•	This is a merger that we believe will create a strong global tobacco leaf supplier. It helps us achieve our goal of driving profitable growth and building long-term value in a rapidly changing industry. In particular, this keeps us in step with the consolidation that is taking place among our customer base and other industry trends such as margin declines and decline in consumption.

•	We are confident that, by combining the advantages of our two well-respected companies, we will create a business that is fully in step with the evolution of our industry and our customers’ needs. Together, we will have a talented workforce with expanded capabilities including industry-leading processing capabilities, leaf supply, customer service, new product development, global agronomic programs, value-added service components important to our customers and information technology advancements.

•	We will also expect to benefit through our enhanced global resources and greater financial strength.

•	Both management teams also considered the way the two companies are run. We’re very familiar with each other. We share the same core values that have always guided our organizations — doing business with integrity, a strong commitment to our customers’ needs, being quick and responsive, and keeping our business practices at leadership levels.

•	From my view, this means the combined company will be better positioned to meet our industry’s challenges and opportunities, and that makes for a stronger company in the long run.

•	Until the transaction closes, which should be by April 1, 2005, we must continue to run our companies separately. Our core strategies will not change. And it is vitally important that you stay focused and perform at the highest level possible.

•	Also, as the merger process progresses, both companies will be forming a joint integration team. This team will be led by and comprised of executives from both Standard Commercial and DIMON. This team will help determine the best means for achieving the merger’s full potential, including areas of the business where growth opportunities can be expanded, as well as plans for continuing cost savings.

•	We’re still very early in this process, so a large number of issues have not been resolved. We can’t speak to how specific facilities or functions may change. But it’s important to know that both companies and the integration team have a commitment to a balanced and fair process that is thoughtful in its approach and timetable, and takes into account input from across our businesses. We will provide you with regular updates as the process moves forward.

•	To sum up, I want to stress that we’ve chosen this strategy because it builds on our strengths and creates an even better company for the long-term. The best way that you can help move us forward is by continuing to demonstrate the same dedication and excellent teamwork that everybody in our group has always shown. Thanks, and do you have any questions?

Forward-Looking Statements

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between Standard Commercial and DIMON, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Standard Commercial’s and DIMON’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate Standard Commercial’s and DIMON’s operations; changes in the markets for the financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the Standard Commercial’s and DIMON’s customers.

Standard Commercial and DIMON do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause Standard Commercial’s and DIMON’s results to differ materially from those described in the forward-looking statements can be found in Standard Commercial’s and DIMON’s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

Where to Find Additional Information

Standard Commercial and DIMON will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Standard Commercial and DIMON without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Standard Commercial, 2201 Miller Road, Wilson, North Carolina 27893, Attention: Investor Relations, (252) 291-5507.

Participants in the Merger Solicitation

The respective directors and executive officers of Standard Commercial and DIMON and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding Standard Commercial’s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004, and information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.